Exhibit 99.1

ProQR Therapeutics N.V. Press Release December 27, 2017

ProQR Announces Extraordinary General Meeting of Shareholders

LEIDEN, the Netherlands, December 27, 2017 — ProQR Therapeutics N.V. (Nasdaq:PRQR), today announced that an Extraordinary General Meeting of Shareholders will be held on Monday, February 19, 2018, at 16:00 CET, at the offices of the Company at Zernikedreef 9, 2333CK, Leiden, the Netherlands.

All relevant documents and information for the meeting, including the notice and agenda, are or will be made available in the ‘Investor Relations’ section of ProQR’s website (www.proqr.com) under ‘Financial Information’. The documents will also be made available on the SEC’s website at www.sec.gov.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as cystic fibrosis, Leber’s congenital amaurosis 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

ProQR Therapeutics N.V.:

Investor Contact:

Bonnie Ortega

T: +1 858 245 3983

ir@proqr.com

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com